UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

WILLAMETTE VALLEY VINEYARDS, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

969136100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 .	NAMES OF REPORTING PERSONS Carl D. Thoma
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER – 167,429 (1) –
	6.	SHARED VOTING POWER – 196,760 (2)
	7.	SOLE DISPOSITIVE POWER – 167,429 (1) –
	8.	SHARED DISPOSITIVE POWER – 196,760 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,189 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (3)
12.	TYPE OF REPORTING PERSON IN

(1)	The shares are held by Carl D. Thoma Roth IRA TD Ameritrade Clearing, Custodian, for the benefit of the reporting person.

(2)	The shares are jointly owned by the reporting person and his spouse, Marilynn J. Thoma.

(3)	The percentage is calculated based on 4,957,278 shares of common stock outstanding as of November 12, 2015 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

Item 1(a).	Name of Issuer:

Willamette Valley Vineyards, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8800 Enchanted Way, S.E.

Turner, Oregon 97392

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of Carl D. Thoma, an individual.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is:

300 N. LaSalle St., Suite 4350

Chicago, IL 60654

Item 2(c).	Citizenship:

United States.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value.

Item 2(e).	CUSIP Number:

969136100

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:

                             .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 364,189

(b)	Percent of class: 7.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 167,429

(ii)	Shared power to vote or to direct the vote: 196,760

(iii)	Sole power to dispose or to direct the disposition of: 167,429

(iv)	Shared power to dispose or to direct the disposition of: 196,760

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	/s/ Carl D. Thoma
Carl D. Thoma